U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 10-SB



                   General Form for Registration of Securities
                            of Small Business Issuers
                          Under Section 12(b) or (g) of
                       the Securities Exchange Act of 1934


                             BLACKSTOCKS DEVELOPMENT CORP.
                             ----------------------------
                           (Name of Small Business Issuer)


                 Delaware                              03-0459617
            -------------------------        -------------------------
         (State or Other Jurisdiction of     I.R.S. Employer Incorporation or
              Organization)                  Identification Number



                           8914 Legacy Park Dr, Suite J,
                         Charlotte, North Carolina 28269
                        ----------------------------------
           (Address of Principal Executive Offices including Zip Code)


                                    704-547-7090
                                 ------------------
                            (Issuer's Telephone Number)


                      Securities to be Registered Under Section 12(b)
                                   of the Act:   None


                     Securities to be Registered Under Section 12(g)
                                  of the Act: Common Stock,
                                   $.0001 Par Value
                                   (Title of Class)



                                         PART I


             ITEM 1.   DESCRIPTION OF BUSINESS..........................3

             ITEM 2.   PLAN OF OPERATION................................11

             ITEM 3.   DESCRIPTION OF PROPERTY..........................15

             ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                       OWNERS AND MANAGEMENT............................16

             ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                       CONTROL PERSONS..................................16

             ITEM 6.   EXECUTIVE COMPENSATION...........................19

             ITEM 7.   CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS....20

             ITEM 8.   DESCRIPTION OF SECURITIES........................21


                                         PART II

             ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                       COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....22

             ITEM 2.   LEGAL PROCEEDINGS................................24

             ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....24

             ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES..........24

             ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS........24


                                         PART F/S

             ITEM 1.  FINANCIAL STATEMENTS AND EXHIBITS.................25

                                         PART III

             ITEM 1.  INDEX TO EXHIBITS.................................35



PART I

ITEM 1.  BUSINESS.

The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company has not commenced any operational activities. Since inception, the Company's primary activity has been directed to organizational efforts and obtaining initial financing. The Company was formed as a vehicle to pursue a business combination or asset acquisition.

The Company was organized for the purposes of creating a corporate vehicle to locate and acquire an operating business entity which management believes would be a suitable acquisition candidate (a "target company"). The Company will not restrict its search to any specific business, industry, or geographical location.

The Company does not currently engage in any business activities that provide it cash flow. The costs of identifying, investigating, and analyzing business combinations will be paid with money in the Company's treasury or as loaned by management. At present, the Company has an available cash balance of $100.

The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.

PERCEIVED BENEFITS

There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These include the following:

*	the ability to use registered securities to make an acquisition of assets or businesses;
*	increased visibility;
*	the facilitation of borrowing from financial institutions;
*	improved trading efficiency;
*	shareholder liquidity;
*	greater ease in subsequently raising capital;
*	compensation of key employees through stock options;
*	enhanced corporate image;
*	a presence in the United States capital market.

POTENTIAL TARGET COMPANIES

A business entity, if any, which may be interested in a business combination with the Company may include the following:

*	a company for whom a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
*	a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
*	a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
*	a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
*	a foreign company which may wish an initial entry into the United
    States securities market;
*	a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
*	a company seeking one or more of the other perceived benefits of becoming a public company.

A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.

No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules, and regulations
limiting the sale of securities of blank check companies.   Management
does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.


RISK FACTORS

The Company's business is subject to numerous risk factors, including the following:

     A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

     In particular, the Company's officer and director has formed three other blind pools or blank check companies simultaneously with the formation of the Company, which have a structure and a business plan identical to that of the Company. It is likely that the Company's officer and director may form additional blind pool or blank check companies in the future, with a business plan similar or identical to that of the Company.

     It is anticipated that the Company's principal shareholder may actively negotiate or otherwise consent to the purchase of a portion of the common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. In this process, the Company's principal shareholder may consider personal pecuniary benefit rather than the best interests of other Company shareholders, and the other Company shareholders are not expected to be afforded the opportunity to approve or consent to any particular stock buy-out transaction. See "Conflicts of Interest."

     B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

     C. Regulation of Penny Stocks. The Company's securities, when available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the

Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop.

     In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and 15g-7 under the
Securities Exchange Act of 1934, as amended. Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market that might develop.

     Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

     D. No Operating History. The Company was formed in June 2002 for the purpose of registering its common stock under the 1934 Act and acquiring a business opportunity. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby. We cannot estimate the time that it will take to effectuate a Business Combination. It could be time consuming; possibly in excess of many months or years.

     F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. See Item 1 "Description of Business."


     G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal, and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

     H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

     I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     J. Possible Reliance upon Unaudited Financial Statements. The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification that audited financial statements would provide increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

     The Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

     In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. The lack of such financial statements is likely to discourage broker-dealers from becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

     K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

     L. Dependence upon Management; Limited Participation of Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

     M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

     N. Indemnification of Officers and Directors. The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in an litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company that it will be unable to recoup.

     O. Director's Liability Limited. The Company's Articles of Incorporation excludes personal liability of its directors to the Company and its stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This provision does not affect the liability of any director under federal or applicable state securities laws.

     P. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors. Selection of any such advisors will be made by the Company's officers, without any input from stockholders.

Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

     Q. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the Company's exposure to larger losses. A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses. Failure to make payments on the debt incurred to purchase the business opportunity could result in the loss of a portion or all of the assets acquired. There is no assurance that any business opportunity acquired through a leveraged transaction will generate sufficient revenues to cover the related debt and expenses.

     R. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

     S. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

     T. Loss of Control by Present Management and Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors, and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

     U. No Public Market Exists. There is no public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

     V. Rule 144 Does Not Apply to Our Shares. The Securities and Exchange Commission has issued an interpretive letter to the NASD-Regulation which states, in part, that promoters or affiliates of a blank check company and their transferees would act as "Underwriters" under the Securities Act of 1933 when reselling the securities of a blank check company. The letter also states that the securities can only be resold through a registered offering despite technical compliance with Rule 144. The Commission also takes the position that with regard to the securities of blank check companies acquired by non-affiliates that these shares may not be sold under Rule 144. We presently have 1,000,000 shares of Common Stock outstanding, all of which are deemed to be "restricted securities", as that term is defined under Rule 144 promulgated under the Securities Act, in that such shares were issued in private transactions not involving a public offering. Based on the Commissions' current position regarding shares issued in blank check companies, these shares will not be available for sale on the basis of Rule 144 even after a period of one year has elapsed since their issued date.

    W. BLUE SKY CONSIDERATIONS. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

   X. THE COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The sole officer of the Company is Alton Perkins, who is also a shareholder, director and officer of the Company. Because management consists of only one person, the Company does not benefit from multiple judgments that a greater number of directors or officers would provide, and the Company will rely completely on the judgment of its one officer and director when selecting a target company. Mr. Perkins anticipates devoting only a limited amount of time per month to the business of the Company and does not anticipate commencing any services until after the effective date of the registration statement. Mr. Perkins has not entered into a written employment agreement with the Company and he is not expected to do so. The loss of the services of Mr. Perkins would adversely affect development of the Company's business and its likelihood of continuing operations.

ITEM 2.  PLAN OF OPERATION

The Company intends to merge with or acquire a business entity in exchange for the Company's securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. Neither the Company's officer and director, nor any affiliates, has engaged in any negotiations with any representative of any company regarding the possibility of an acquisition or merger between the Company and such other company.

Although the Company maintains only a minimal cash balance (presently only $100) and it does not currently engage in any business activities that provide it cash flow, it does not anticipate the need for any additional funds in the next twelve months. The costs of identifying, investigating, and analyzing business combinations, and the services thereof, will be provided by Alton Perkins, at no expense to the Company. Management of the Company anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings, and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites, and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Any such solicitation will be at the expense of Alton Perkins. Alton Perkins may pay referral fees to consultants and others who refer target businesses for mergers into blank check companies. Payments are made if a merger occurs, and may consist of cash or a portion of the stock in the Company retained by Alton Perkins.

The Company has no employees, full or part-time, and does not anticipate any significant changes in personnel until such time as a merger or acquisition with another company is consummated. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting up to five hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.

Management may be involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, other blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws.
Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.


GENERAL BUSINESS PLAN

The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity presented to it by persons or firms who or which desire to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

The Company may seek a business opportunity with entities, which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders, and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst; nor is he a stockbroker or investment adviser. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. To the extent possible, management intends to utilize written reports and personal investigation to evaluate the above factors. The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within a reasonable period of time after closing of the proposed transaction.

The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.

Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified target companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the target company, as the Company has limited cash assets with which to pay such obligation.

If management did determine to utilize the services of a consultant in the selection of a target company, such consultant would likely be used to supplement the business experience of management, such as accountants, technical experts, appraisers, attorneys, or others. Management would select a consultant based on the type of target-company sought, the form and amount of compensation required by the consultant, the years such consultant had been in business and rate of success in matching target companies with acquiring companies. If a consultant were used, management would expect that any such consultant would provide the Company with a selection of target companies, would provide due diligence assistance for study of the target company, would assist in negotiating the terms of a business combination, and would serve to facilitate the negotiation process. More than one consultant could be used in locating a target company.

The Company has no agreements or understandings currently with any consultant to provide services and does not intend to have any such relationship prior to acquisition of a target company. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms, or other consultants.

A potential target company may have an agreement with a consultant or advisor providing those services of the consultant or advisor is continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors, or consultants could be a factor in the Company's selection of a target company.

ACQUISITION OF OPPORTUNITIES

In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.

It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the
"Code").

In regards to any merger or acquisition negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilative effect on the percentage of shares held by the Company's shareholders at such time.

The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

The Company will not acquire or merge with any entity, which cannot provide audited financial statements at or within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.

Management has agreed that it will advance to the Company any additional funds that the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, management, or their affiliates or associates.

The Board of Directors has passed a resolution, which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

COMPETITION

The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns that have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the office provided by Alton Perkins at a minimal cost of $100 per month. This office arrangement is suitable and adequate for the Company's purposes until such time as it completes an acquisition or merger.

There is no lease agreement between the parties. Alton Perkins has agreed to continue this arrangement until the Company completes an acquisition or merger.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of June 30, 2002, each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually, the named executive officer(s), and all directors and the officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address       Amount of             Percentage	    Title
of Beneficial Owner    Beneficial Ownership  of Class	    of Class
---------------------  --------------------  --------		--------
The Perkins Family Trust 1,000,000            100%	         Common
8914 Legacy Park Dr, J,
Charlotte, NC 28269 (1)(2)

Alton Perkins (1)(2)	 1,000,000             100%	         Common
8914 Legacy Park Dr, J,
Charlotte, NC 28269

Loretta E. Perkins       1,000,000             100%	         Common
8914 Legacy Park Dr, J,
Charlotte, NC 28269
(1)(2)

All Executive Officers
and Directors as         1,000,000             100%	         Common
a Group	(1 Person)

(1) Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust of which the Alton Perkins shares were assigned and as such both are considered beneficial owners of the shares.

(2) Loretta E. Perkins is the wife of Alton Perkins and a Trustee for Perkins Family Trust. She is not an officer or director of the Company.



ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS.

     The Company has one Director and Officer, and one other control person, as follows:

Name                          	Age          	Positions and Offices
Held
-------------------         	-----          	------------------------
--

Alton Perkins                  	51          	President, Secretary,
Director


Loretta E. Perkins             	48          	Control Person

There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and a brief description of the business experience during at least the last five years:

Alton Perkins has served as the Company's President, Secretary, and Director since its inception. Alton is a former decorated Air Force Officer and Missile Launch Officer who graduated from the University of Southern Illinois with a B.S. in Business Administration and an M.B.A. from the University of North Dakota. From 1988 through 1997 he has held CEO positions with start-up companies in the Jet Fuels, Defense Contracting, construction, business consulting and development, and real estate industries. Since 1997 Alton Perkins has served as the CEO and Chief Technology Officer for Blackstocks.com, Inc.. Since 2001 Alton has served as CEO Blackstocks Investment Inc.. Additionally, Alton is the CEO for Realty Development Corp, and Media Development Corp. both early development companies.

The following is information on the person with a controlling interest in the Company.

Loretta E. Perkins graduated from Minot State University with B.S. in Elementary/Special Education. She has a M.S. in Education Administration from the University of Nebraska. From 1981 through 1998 she taught Language Arts within the Public School System. From 1997, 2000 Mrs. Perkins served as Vice President and Director of Marketing for Blackstocks.com. From 2001 and current she serves as the CEO of Strategic Interaction Media, Inc. a privately held company.

PREVIOUS BLANK CHECK COMPANIES- None.

CURRENT BLANK CHECK COMPANIES- Alton Perkins is currently an officer, director and/or beneficial shareholder of PP&R Holdings Inc., New Media, Inc., and New Age Development Corp. all blank check companies. Additionally, Mr. Perkins could become an officer, director and/or beneficial shareholder of other blank check companies where the initial business purpose of these companies is to engage in a business combination with an unidentified company or companies and will be classified as a blank check company until completion of a business combination. In most instances when a business combination is transacted with a blank check company, it is required to file a Current Report on Form 8-K describing the transaction.


BLANK CHECK EXPERIENCE

With the exception of the companies mentioned in the CURRENT BLANK CHECK SECTION, Management, officers or directors have limited experience with blank check companies. There is no family relationship between any of the officers and directors of the Company, except where previously noted. The Company's Board of Directors has not established any committees.

CONFLICTS OF INTEREST

The Company's officer and director have organized and expect to possibly organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies. However, any blank check companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Perkins will be responsible for seeking, evaluating, negotiating, and consummating a business combination with a target company that may result in terms providing benefits to Mr. Perkins.

Mr. Perkins is a majority beneficial owner and a principal of Blackstocks Investment Inc. a company that is pursuing franchise opportunities. He is a majority beneficial owner and a principal of Blackstocks.com, Inc., a start-up company providing information and education on wealth creation through its website. He is a majority beneficial owner and a principal of Media Development, Corp. a start-up company focusing on magazine and book publishing, and Realty Development Corp. a company focusing on providing multi-family units and small strip malls in and around Historically Black Institutions. As such, demands may be placed on the time of Mr. Perkins that will detract from the amount of time he is able to devote to the Company. Mr. Perkins intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Perkins would not attend to other matters prior to those of the Company. Mr. Perkins projects that initially approximately five hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.

No other securities or rights to securities of the Company will be issued to management or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, management expects that some or all of the 1,000,000 shares of Common Stock owned by management will be purchased by the target company. The amount of Common Stock sold or continued to be owned by management cannot be determined at this time.

The terms of a business combination may provide for a payment by cash or otherwise to Alton Perkins for the purchase of all or parts of its common stock of the Company by a target company. Mr. Perkins would directly benefit from such employment or payment. Such benefits may influence Mr. Perkins' choice of a target company.

The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to management or promoters of the Company or to any of their associates or affiliates.

The Company's officer and director, its promoter, and their affiliates or associates have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management or promoters of the Company, or any affiliates, or associates have any interest, direct or indirect. Management has adopted certain policies involving possible conflicts of interest, including prohibiting any of the following transactions involving management, promoters, shareholders or their affiliates or associates:

    (i)   Any lending by the Company to such persons;
    (ii) The issuance of any additional securities to such persons prior to a business combination;
    (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
    (iv)  The payment of any finder's fees to such persons.

These policies have been adopted by the Board of Directors of the Company, and any changes in these provisions require the approval of the Board of Directors. Management does not intend to propose any such action and does not anticipate that any such action will occur.

There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.

INVESTMENT COMPANY ACT OF 1940

Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940. Any violation of such Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION

The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the
Company.

                    Annual Compensation   Long Term Compensation
                    --------------------  -------------------------
Name                                      Awards         Payouts    All
and                                      --------------- -----      other
principal                                Restricted Other LTIP      compen-
position    Year  Salary Bonus  Other    Stock      (1)   payouts   sation
---------  -----  ------ -----  -----   ----------- ----- -------  -------
Alton       2002   $ 0   $ 0    $ 0       $ 0        $ 0   $ 0      $ 0
Perkins
President

The officer and director of the Company will not receive any finder's fee, either directly or indirectly, as a result of his efforts to implement the Company's business plan outlined herein. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company. See "ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

No retirement, pension, profit sharing, stock option, or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On June 20, 2002 the Company issued a total of 1,000,000 shares of Common Stock bought and fully paid for to the following persons by subscription:

Name                        	Number of Total Shares      Consideration
------                      	----------------------      -------------
Alton Perkins (1)                   1,000,000                $ 100

(1) Note that Alton Perkins and Loretta E. Perkins (wife of Alton Perkins) are Trustees for the Perkins Family Trust of which Alton Perkins shares were assigned and as such both are considered beneficial owners of the shares. Alton Perkins is the sole officer and director of the Company.

The Board of Directors has passed a resolution, which contains a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officer, director, or shareholder, or their affiliates or associates serve as an officer or director or hold any ownership interest. Management is not aware of any circumstances under which this policy may be changed.

The proposed business activities described herein classify the Company as a blank check company. See "GLOSSARY". The Securities and Exchange Commission and many states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement, affirming that such shareholders shall not sell their shares of the Company's common stock except in connection with or following completion of a merger or acquisition and the Company is no longer classified as a blank check company. The shareholders have deposited their stock certificates with the Company's management, who will not release the certificates except in connection with or following the completion of a merger or acquisition.

ITEM 8.  DESCRIPTION OF SECURITIES.

The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, par value $.0001 per share of which 1,000,000 shares are issued and outstanding. There are 20,000,000 shares of Preferred stock par value $.0001 authorized and no shares are issued or outstanding. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Articles of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK AND DEBT

The authorized Preferred stock of the Company consists of 20,000,000 shares of Preferred Stock, par value $.0001 per share. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.


DIVIDENDS

Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

GLOSSARY

"Blank Check" Company. As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

The Company. Blackstocks Development Corp., the company whose common stock is the subject of this registration statement.

Exchange Act.  The Securities Exchange Act of 1934, as amended.

"Penny Stock" Security. As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company
(iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange
(vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Small Business Issuer. As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000 (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000 (iii) which is a United States or Canadian issuer (iv) which is not an Investment Company and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.


PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER
MATTERS.

     a) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers;
(v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $5,000,000; (ii) a public float of 5,000,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

If, after a merger or acquisition, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     (b) OPTIONS, WARRANTS, ETC. There are no outstanding options or warrants to purchase, nor any securities convertible into, the Company's common shares. Additionally, there are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Company has agreed to register under the Securities Act for sale by security holders. Further, there are no common shares of the Company being, or proposed to be, publicly offered by the registrant.

     (c) HOLDERS. There is one holder of the Company's Common Stock. As of June 30, 2002 the Company issued 1,000,000 of its Common Shares to Alton Perkins who assigned his shares to the Perkins Family Trust. The stock was valued at $.0001 per share and was purchased by subscription. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder.

     (d) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, the Company has sold securities in the form of common shares that were not registered as follows:

Date       Name               Number of Shares     Consideration
-------    -----              ----------------     -------------
June 20,
 2002      Alton Perkins (1)     1,000,000             $100


(1) Alton Perkins and Loretta E. Perkins are Trustees for Perkins Family Trust of which the Alton Perkins shares were assigned and as such both are considered beneficial owners of the shares. Alton Perkins is the sole officer and director of the Company, the Company relied on Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.

The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.






ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS, OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.




ITEM 1.  			FINANCIAL STATEMENTS AND EXHIBITS

                               PART F/S

                           FINANCIAL STATEMENTS.

Set forth below are the audited financial statements for the Company for the period ended June 30, 2002. The following financial statements are attached to this report and filed as a part thereof.


                        BLACKSTOCKS DEVELOPMENT CORP.
                      (A DEVELOPMENT STAGE ENTERPRISE)
                        Audited Financial Statements
                             As of June 30, 2002


                           TABLE OF CONTENTS


                                                            Page No.
                                                            --------
Independent Auditor's Report................................28

Balance Sheet as of June 30, 2002...........................29

Statement of Operations for the Period
  from June 20, 2002 (Inception) to June 30, 2002...........30

Statement of Changes in Stockholder's Equity <Deficit>
  for the Period
  from June 20, 2002 (Inception) to June 30, 2002...........31

Statement of Cash Flows for the Period
  from June 20, 2002 (Inception) to June 30, 2002...........32

Notes to Financial Statements for the Period
  from June 20, 2002 (Inception) to June 30, 2002...........33-36








INDEPENDENT AUDITORS' REPORT



To the Board of Directors of:
Blackstocks Development Corp.
(A Development Stage Enterprise)

         We have audited the accompanying balance sheet of Blackstocks Development Corp. (a development stage enterprise) as of June 30,2002 and the related statements of operations, changes in stockholder's equity
<deficit> and cash flows for the period from June 20, 2002 (inception) to
June 30,2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Blackstocks Development Corp. (a development stage enterprise) as of June 30, 2002, and the results of its operations and its cash flows for the period from June 20, 2002 (inception) to June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Notes 1, and 4 to the financial statements, the Company has to merge or acquire an operating company to commence its planned principal operations. As of the date of these financial statements, no target company has been identified. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





/s/ Grassano Accounting, P.A.
Boca Raton, Florida

Date July 1, 2002


                         BLACKSTOCKS DEVELOPMENT CORP.
                       (A DEVELOPMENT STAGE ENTERPRISE)

                               BALANCE SHEET
                             AS OF JUNE 30, 2002

                      ASSETS

CURRENT ASSETS:
    Cash............................................$  100
                                                    -------
TOTAL ASSETS........................................$  100

                                                    =======

  LIABILITIES AND STOCKHOLDER'S EQUITY <DEFICIT>


CURRENT LIABILITIES:
          Accounts Payable..........................$1,500
                                                    -------
TOTAL CURRENT LIABILITIES............................1,500
                                                    _______

STOCKHOLDER'S EQUITY <DEFICIT>:

  Preferred Stock, $.0001 par value, 20,000,000
   shares authorized, none issued and outstanding....  -

  Common Stock, $.0001 par value, 80,000,000
    shares authorized, 1,000,000 issued
    and outstanding..................................  100

  Additional paid-in capital.........................  201
  Deficit accumulated during development stage......<1,701>
                                                     ------
    Total Stockholder's Equity <DEFICIT>.............<1,400>
                                                     ------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY <DEFICT> $ 100

                                                      =======

     The accompanying notes are an integral part of these financial statements.



                       BLACKSTOCKS DEVELOPMENT CORP.
                     (A DEVELOPMENT STAGE ENTERPRISE)

                         STATEMENT OF OPERATIONS
                For the Period of June 20, 2002 (Inception)
                           to June 30, 2002


Sales...............................................$ --

                                                    -----
Expenses
  General and administrative expenses............... 1,701


                                                     -----

    Total expenses.................................. 1,701

                                                     -----
Loss before provision for income taxes..............<1,701>

Provision for income taxes..........................   --
                                                    _______

Net loss........................................... $<1,701>

                                                     =======

Basic loss per common share.........................$(.00)

                                                     =======
Diluted loss per common share.......................$(.00)

                                                     =======
Basic and diluted weighted average number
of common shares outstanding........................1,000,000
                                                    =========




      The accompanying notes are an integral part of these financial statements.





                            BLACKSTOCKS DEVELOPMENT CORP.
                           (A DEVELOPMENT STAGE ENTERPRISE)

                STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY <DEFICIT>
                     For the Period of June 20, 2002 (Inception)
                                  to June 30, 2002


                                                Deficit
                                                Accumulated
          Common Stock           Additional     During
             Issued              Paid-In        Development
             Shares     Amount   Capital        Stage         Total
            --------    -----	 --------       ---------    --------
Issuance of
common stock 1,000,000   $100      --              --         $100

Fair value of
expenses
contributed    --         --       201             --          201

Net loss for
the period
ended
June 30, 2002  --         --        --          <1,701>      <1,701>
              ____      _______    _______     ___________   ________

Balance at
June 30, 2002 1,000,000  $100      $201         $<1,701>     $<1,400>
              =========  ====      =====        =======      =======







            The accompanying notes are an integral part of these financial statements.








                          BLACKSTOCKS DEVELOPMENT CORP.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                           STATEMENT OF CASH FLOWS
                    For the Period of June 20, 2002 (Inception)
                               to June 30, 2002



CASH FLOWS FROM OPERATING ACTIVITIES:


Net loss................................................$<1,701>

Adjustment to reconcile net loss
 to net cash used by operating activities:
   Contributed expenses.................................    201
   Increase in accounts payable.........................  1,500
                                                        ---------
Net cash used in operating activities...................     --
                                                        ---------

CASH FLOWS FROM INVESTING ACTIVITIES....................     --
                                                        ---------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock..................    100
                                                         --------
Net cash provided by financing activities...............    100
                                                         --------

INCREASE IN CASH AND CASH EQUIVALENTS...................    100

CASH AND CASH EQUIVALENTS
  - at Beginning of Period..............................    --
                                                         --------
CASH AND CASH EQUIVALENTS
  - at End of Period....................................  $ 100
                                                         ========



The accompanying notes are an integral part of these financial statements.




                          BLACKSTOCKS DEVELOPMENT CORP.
                         (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                             AS OF JUNE 30, 2002



NOTE  1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 A.  Organization and Business Operations

     Blackstocks Development Corp. (a development stage enterprise) "the Company") was incorporated in Delaware on June 20, 2002 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business.

     At June 30, 2002, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and preparation of the filing of a registration statement with the Securities and Exchange Commission on Form 10-SB.

     The year end of the Company is December 31 for both book and tax purposes.

     The Company's ability to commence operations is contingent upon its ability to identify a prospective target business.

 B.  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less from the date of purchase that are readily convertible into cash to be cash equivalents.

 C.  Use of Estimates

     The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 D.  Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.


Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ended June 30, 2002.

 E.  Basic and Diluted Net Loss per Share

Net loss per share is calculated in accordance with Statement of Financial Accounting Standards 128, Earnings Per Share ("SFAS 128"). Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based on the assumption that all dilutive convertible shares, stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method.

 At June 30, 2002 there were no dilutive convertible shares, stock options or warrants.

F.  Comprehension Income

Statement of Financial Standards No. 130 "Reporting Comprehensive Income," (SFAS 130) requires that total comprehension income be reported in the financial statements. There were no components of comprehensive income; consequently, no separate statement of comprehensive income has been presented.

 G.  Recent Accounting Standards Pronouncements

In the periods reported, the company was subject to the provisions of Statement of Financial Accounting Standards No. 131 ("SFAS 131"). "Disclosure about Segments of an Enterprise and Related Information." This statement had no impact on the Company's financial statements as the Company's financial statements reflect how the "key operating decision maker" views the business. The Company will continue to review this statement over time to determine if any additional disclosures are necessary based on evolving circumstances.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. For all business combinations for which the date of acquisition is after June 30, 2001, SFAS No. 141 also establishes specific criteria for the recognition of intangible assets separately from goodwill and requires unallocated negative goodwill to be written off immediately as an extraordinary gain, rather than deferred and amortized. SFAS No. 142 changes the accounting for goodwill and other intangible assets after an acquisition. The most significant changes made by SFAS No. 142 are:(1) goodwill and intangible assets with indefinite lives will no longer be amortized; (2) goodwill and intangible assets with indefinite lives must be tested for impairment at least annually; and (3) the amortization period for intangible assets with finite lives will no longer be limited to forty years. At this time, the Company does not believe that the adoption of either of these statements will have a material effect on its financial position, results of operations, or cash flows.

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 establishes accounting requirements for retirement obligations associated with tangible long-lived assets, including (1) the timing of the liability recognition, (2) initial measurement of the liability, (3) allocation of asset retirement cost to expense, (4) subsequent measurement of the liability and (5) financial statement disclosures. SFAS No. 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long- lived asset and subsequently allocated to expense using a systematic and rational method. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial position, results of operations, or cash flows. In August 2001, the FASB also approved SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121. The new accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets,
including   discontinued operations, and replaces the provisions of
Accounting Principles Board (APB) Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. At this time, the Company does not believe that the adoption of SFAS No. 144 will have a material effect on its financial position, results of operations, or cash flows.

NOTE  2 - STOCKHOLDER'S EQUITY

 A.  Preferred Stock

The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

 B.  Common Stock

The Company is authorized to issue 80,000,000 shares of common stock at $.0001 par value. At inception, June 20, 2002, the Company issued 1,000,000 shares of its common stock to Alton Perkins pursuant to Section 4(2) of the Securities Act of 1933. The stock was valued at $.0001 per share and was purchased by subscription.


C.  Additional Paid-In Capital

Additional paid-in capital at June 30, 2002 represents the fair value of the amount of organization and professional costs incurred by or on the on behalf of the Company. (See Note 3)

     NOTE 3 - RELATED PARTY TRANSACTIONS

On June 20, 2002, the Company issued a total of 1,000,000 shares of common stock to Alton Perkins, purchased by a $100 subscription. See NOTE 2. "STOCKHOLDERS' EQUITY - Common Stock." Mr. Alton Perkins is the sole officer and director of the Company. Mr. Perkins is deemed to be the beneficial owner of the 1,000,000 shares of Common Stock of the Company, these shares having been assigned to the Perkins Family Trust.

     The Company currently utilizes the offices of Alton Perkins, and is charged $100.00 per month for rent, beginning on July 1, 2002.

NOTE 4 - GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States, which contemplates the continuation of the Company as a going concern. However, the Company is in the development stage, and has no current sources of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

The management's plans include the acquisition of a suitable business venture to provide the opportunity for the Company to continue as a going concern. However, there can be no assurance that management will be successful in this endeavor.







                                 PART III



ITEM 1.        INDEX TO EXHIBITS


               EXHIBIT DESCRIPTION

3.1            Certificate of Incorporation of

3.2            By-Laws Specimen

3.3            Stock certificate

3.4            Lock-up Agreement

3.5            Consent of Accountants





                             SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                              BLACKSTOCKS DEVELOPMENT CORP.


                                /s/ Alton Perkins
                            By: ---------------------------
 Alton Perkins, President, Secretary, and Director



Date: July 1, 2002





EXHIBIT 3.1

                               CERTIFICATE OF INCORPORATION
                                        OF
                             BLACKSTOCKS DEVELOPMENT CORP.

ARTICLE I
Name of Corporation

The name of this corporation is Blackstocks Development Corp.


ARTICLE II
Registered Office and Agent

The address of the registered office of the corporation in the State of Delaware is 101 North Fairfield Drive in the City of Dover, County of Kent, and the name of its registered agent at that address is Corporate Systems Inc..

ARTICLE III
Purpose

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV
Authorized Capital Stock

This Corporation is authorized to issue two classes of shares designated respectively "Common Stock" and "Preferred Stock" and referred to herein as Common Stock or Common Shares and Preferred Stock or Preferred Shares, respectively. The total number of shares of Common Stock this Corporation is authorized to issue is 80,000,000 and each such share shall have a par value of $.0001, and the total number of shares of Preferred Stock this corporation is authorized to issue is 20,000,000 and each such share shall have a par value of $.0001. The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Shares and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Shares and, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.


ARTICLE V
Incorporator

The incorporator is Alton Perkins, 8914 Legacy Park Dr, Suite J,
Charlotte, North Carolina 28269.

ARTICLE VI
Limitation of Director Liability

To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

ARTICLE VII
Perpetual Existence

     The corporation is to have perpetual existence.

ARTICLE VIII
Stockholder Meetings

     Meetings of stockholders may be held within or without the State of Delaware, as the bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation.

ARTICLE IX
Bylaws

     In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of this corporation, subject to any limitations expressed in such bylaws.

ARTICLE X
Amendment of Certificate of Incorporation

     The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

     I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 20th day of June, A.D. 2002.


/s/ Alton Perkins, Incorporator
EXHIBIT 3.2

BY-LAWS
OF
BLACKSTOCKS DEVELOPMENT CORP.

ARTICLE I
MEETING OF STOCKHOLDERS

SECTION 1. The annual meeting of the stockholders of the Company shall be held at its office in the City of Charlotte, Mecklenburg County, North Carolina, at 10:00 o'clock in the Morning on the 30 th day of April in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, for the purpose of electing directors of the company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

Not less than ten nor more than sixty days' written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its address last known, as the same appears on the books of the company.

SECTION 2. Special meetings of the stockholders may be held at the office of the company in the North Carolina, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 10% of the issued and outstanding capital stock of the company. At least ten days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and objects for calling the same, shall be mailed in a United States Post Office, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the same appears on the books of the company.

SECTION 3. If all the stockholders of the company shall waive notice of a meeting, no notice of such meeting shall be required, and whenever all of the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice, and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder does not appear upon the books of the company, it will be sufficient to address any notice to such stockholder at the principal office of the corporation.


SECTION  4.  All business  lawful  to  be  transacted   by   the
stockholders of the company, may be transacted at any special meeting or at any adjournment thereof. Only such business, however, shall be
acted  upon  at  special  meeting   of   the stockholders as shall have
been referred to in the notice calling such meetings, but at any stockholders' meeting at which all of the outstanding capital stock of the company is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 5. At the stockholders' meetings the holders of fifty-one percent ( 51 %) in amount of the entire issued and outstanding capital stock of the company, shall constitute a quorum for all purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these By-Laws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the stockholders
present in person or by proxy may adjourn   from  time  to  time  without
notice  other  than   by announcement at the meeting, until holders of the
amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 6. At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting. The votes for directors, and upon demand by any stockholder, the votes upon any question before the meeting, shall be viva voce.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the Company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. Only the persons in whose names shares of stock are registered on the books of the company for ten days preceding the date of such meeting, as evidenced by the list of stockholders, shall be entitled to vote at such meeting. Proxies and powers of Attorney to vote must be filed with the Secretary of the Company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

SECTION 7. At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 8. At the stockholders' meetings, the regular order of business shall be as follows:

               1. Reading and approval of the Minutes of previous meeting or meetings;

               2. Reports of the Board of Directors, the President, Treasurer and Secretary of the Company in the order named;

               3.    Reports of Committee;

               4.    Election of Directors;

               5.    Unfinished Business;

               6.    New Business;

               7.    Adjournment.

ARTICLE II
DIRECTORS AND THEIR MEETINGS

SECTION 1. The Board of Directors of the Company shall consist of no less than one person who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one year, and until their successors are elected and qualify.

SECTION 2. When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

SECTION 3. Meeting of the Directors may be held at the principal office of the company in the state of Delaware, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4. Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.

Regular meetings of the Board of Directors shall be held at the office of the company in the City of Charlotte, State of North Carolina on 30th of April at 1 0:00 o'clock in the Morning. Notice of such regular meetings shall be mailed to each Director by the Secretary at least three days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these By-Laws for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least three days notice by mail or telegraph.

Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5. A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these By-Laws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

SECTION  6.  A  Director  need  not  be  a  stockholder  of   the
corporation.

SECTION 7. The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not
receive  any  compensation  for  their  services   as Directors  until
such time as the company is able to declare and pay dividends on its capital stock.

SECTION 8. The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition of the company, and shall, at request, furnish each of the stockholders with a true copy thereof.

The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, it approved, or ratified by the vote of the holders of a majority of the capital stock of the company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

SECTION 9. The Board of Directors shall have the power from time to time to provide for the management of the offices of the company in such manner as they see fit, and in particular from time to time to delegate any of the powers of the Board in the course of the current business of the company to any standing or special committee or to any officer or agent and to appoint any persons to be agents of the company with such powers (including the power to sub delegate), and upon such terms as may
be   deemed fit.

SECTION 10. The Board of Directors is vested with the complete and unrestrained authority in the management of all the affairs of the company, and is authorized to exercise for such purpose as the General Agent of the Company, its entire corporate authority.

SECTION 11. The regular order of business at meetings of the Board of Directors shall be as follows:

               1. Reading and approval of the minutes of any previous meeting or meetings;

               2.    Reports of officers and committeemen;

               3.    Election of officers;

               4.    Unfinished business;

               5.    New business;

               6.    Adjournment.

                           ARTICLE III
                    OFFICERS AND THEIR DUTIES

SECTION 1. The Board of Directors, at its first and after each meeting after the annual meeting of stockholders, shall elect a President, a Vice-President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify. The offices of the Secretary and Treasurer may be held by one person.

Any vacancy in any of said offices may be filled by the Board of Directors.

The Board of Directors may from time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors. All officers, agents, and factors of the Company shall be chosen and appointed in such manner and shall hold their office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2. The President shall be the executive officer of the company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Company's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the company. He shall be a member of the Executive Committee, and the Chairman thereof; he shall preside at all meetings of the Board of Directors, and at all meetings of the stockholders, and shall sign the Certificates of Stock issued by the company, and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3. The Vice-President shall be vested with all the powers and perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4. The Treasurer shall have the custody of all the funds and securities of the company. When necessary or proper he shall endorse on behalf of the company for collection checks, notes, and other obligations; he shall deposit all monies to the credit of the company in such bank or banks or other depository as the Board of Directors may designate; he shall sign all receipts and vouchers for payments made by the company, except as herein otherwise provided. He shall sign with the President all bills of exchange and promissory notes
of the company; he shall also  have the   care  and  custody  of  the
stocks, bonds, certificates, vouchers, evidence of debts, securities, and such other property belonging to the company as the Board of Directors shall designate; he shall sign all papers required by law or by those By-Laws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the company to be kept by him for the purpose, full and accurate accounts of all monies received and paid by him on account of the company. He shall at all reasonable times exhibit the books of account to any Directors of the company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such surety as shall be approved by the Board of Directors, with expense of such bond to be borne by the company.

SECTION 5. The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the company or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the company in such sum and with such security as it shall approve, as conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the company.

SECTION 6. The Secretary shall keep the Minutes of all meetings of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the company; he may sign with the President or Vice- President, in the name of the Company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate seal of the company; he shall affix the corporate seal to all certificates of stock duly issued by the company; he shall have charge of Stock Certificate Books, Transfer books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the company during business hours, and he shall, in general, perform all duties incident to the office of Secretary.

SECTION  7.  The  Board  of Directors may  appoint  an  Assistant
Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the company or by the Board of Directors.

SECTION 8. Unless otherwise ordered by the Board of Directors, the President shall have full power and authority in behalf of the company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the company might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the company for the purposes in this section mentioned.

                           ARTICLE IV
                          CAPITAL STOCK

SECTION 1. The capital stock of the company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are eentitled to share pro-rata al assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are, and the shares of common stock offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

SECTION 2. Ownership of stock in the company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the company and signed by the President or the Vice-President and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owning the shares represented thereby with the number of such shares and the date of issue shall be entered on the company's books.

No certificates shall be valid unless it is signed by the President or Vice-President and by the Secretary or Assistant Secretary.

All certificates surrendered to the company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3. No transfer of stock shall be valid as against the company except on surrender and cancellation of the certificate therefore, accompanied by an assignment or transfer by the owner therefore, made either in person or under assignment, a new certificate shall be issued therefore.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the company.

SECTION 4. The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may, deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the company.

The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5. The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6. Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the company an affidavit. Whereupon, at the end of six months after the deposit of said affidavit and upon such person or persons giving Bond of Indemnity to the company with surety to be approved by the Board of Directors in double the current value of stock against any damage, loss or inconvenience to the company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such person or persons a new certificate, or a duplicate of the certificate, so lost or destroyed. The Board of Directors may, in its discretion refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in. such matter, anything herein to the contrary notwithstanding.

ARTICLE V
OFFICES AND BOOKS

SECTION 1. The principal office of the corporation, in North Carolina shall be at 8914 Legacy Park Dr, Suite J, Charlotte, and the company may have a principal office in any other state or territory as the Board of Directors may designate.

SECTION 2. The Stock and Transfer Books and a copy of the By-Laws and Articles of Incorporation of the company shall be kept at its principal office in the County of Mecklenburg, state of North Carolina, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the company shall be kept at such places as may be prescribed by the Board of Directors.

ARTICLE VI
MISCELLANEOUS

SECTION 1. The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the company in excess of the amounts so reserved, and pay the same to the stockholders of the company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the company.

SECTION 2. No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of monies or the credit of the company for more than $10,000 dollars, shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

SECTION 3. Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the company, and shall have the corporate seal thereto affixed.

SECTION 4. All monies of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the company.

SECTION 5. No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the company unless the same shall be signed by the President or a Vice- President, and attested
by  the  Secretary  or  an   Assistant Secretary,  or signed by the
Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary, except that the Treasurer or an Assistant Treasurer may, without countersignature, make endorsements for deposit to the credit of the company in all its duly authorized depositories.

SECTION 6. No loan or advance of money shall be made by the company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7. No director nor executive officer of the company shall be entitled to any salary or compensation for any services performed for the company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all the Directors voting in favor thereof.

SECTION 8. The company may take, acquire, hold, mortgage, sell, or otherwise deal in stocks or bonds or securities of any other corporation, if and as often as the Board of Directors shall so elect.

SECTION 9. The Directors shall have power to authorize and cause to be executed, mortgages, and liens without limit as to amount upon the property and franchise of this corporation, and pursuant to the
affirmative vote, either in person or by proxy,  of  the holders   of   a
majority  of  the  capital  stock  issued   and outstanding; the Directors
shall have the authority to dispose in any manner of the whole property of this corporation.

SECTION 10. The company shall have a corporate seal, the design thereof being as follows:

ARTICLE VII
AMENDMENT OF BY-LAWS

SECTION 1. Amendments and changes of these By-Laws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by the holders of fifty-one percent (51 %) of the issued and outstanding capital stock.

ARTICLE VIII

Indemnification

SECTION 1. INDEMNIFICATION. The Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.



EXHIBIT 3.3

Number                           Shares

Incorporated under the laws of the state of Delaware

BLACKSTOCKS DEVELOPMENT CORP.

Authorized Capital Stock: 80,000,000 Shares Common Stock par value .0001 Authorized Capital Stock: 20,000,000 Shares Preferred Stock par value ..0001


This Certifies that______________________is the registered holder of ____________________shares of

Blackstocks Development Corp.
Fully paid and Non-Assessable Common


Transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of the certificate properly endorsed. In Witness Whereof, the said Corporation has caused this Certificate to be
signed by the duly authorized officers this 	 day of		 A.D. 	.
        _________________________  ___________________________
		SECRETARY			        	 PRESIDENT

[SEAL]



(Reverse side of stock certificate)



The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

TEN COM    --as tenants in common
TEN ENT    --as tenants by the entireties
JT TEN     --as joint tenants with right of survivorship and not as
tenants in common
UNIF GIFT MIN ACT____________Custodian _________(Minor) under Uniform Gifts to Minors Act _______________(State).

For value received, the undersigned hereby sells, assigns and transfers unto
_______________________________________________________________________
(please insert social security or other identifying number of assignee)

shares represented by the within certificate, and do hereby irrevocably constitute and appoint

Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.
Dated: 			, year of

In presence of:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.





EXHIBIT 3.4				Lock-Up Agreement

The Perkins Family Trust
Alton Perkins, Trustee
Loretta E. Perkins, Trustee
8914 Legacy Park Dr, Suite J,
Charlotte, North Carolina 28269


Blackstocks Development Corp.
8914 Legacy Park Dr, Suite J,
Charlotte, North Carolina 28269


     Re:  Lock Up Agreement with Blackstocks Development Corp.

Lady and Gentelman:

     As part of the sale of the shares of Common Stock of Blackstocks Development Corp. (the "Company") to the undersigned (the "Holder"), the Holder hereby represents, warrants, covenants, and agrees, for the benefit of the Company and the holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.0001 par value and Preferred Stock par value $.0001(the "Stock") at the date hereof and during the pendency of this letter agreement that the Holder will not transfer, sell, contract to sell, devise, gift, assign, pledge, hypothecate, distribute, or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition, or other transaction by the Company resulting in the Company no longer being classified as a blank check company as defined in Section 7(b)(3) of the Securities Act of 1933, as amended.

     Any attempted sale, transfer, or other disposition in violation of this letter agreement shall be null and void.

     The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject hereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge, or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

     This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns, and beneficiaries.

     Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance must be in writing and must be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

     The Holder agrees that any breach of this letter agreement will cause the Company and the third party beneficiaries irreparable damage for which there is no adequate remedy at law. If there is a breach or threatened breach of this letter agreement by the Holder, the Holder hereby agrees that the Company and the third party beneficiaries shall be entitled to the issuance of an immediate injunction without notice to restrain the breach or threatened breach. The Holder also agrees that the Company and all third party beneficiaries shall be entitled to pursue any other remedies for such a breach or threatened breach, including a claim for money damages.

      Agreed and accepted this 30th day of June, 2002.


          THE HOLDER


          By: /s/ Alton Perkins
              --------------------
              Alton Perkins
              Trustee, The Perkins Family Trust


          By: /s/ Loretta E. Perkins
              ---------------------
              Loretta E. Perkins
              Trustee, The Perkins Family Trust







EXHIBIT 3.5




                     CONSENT OF CERTIFIED PUBLIC ACCOUNTANT


I hereby  consent  to the use in the  Form  10-SB  Registration
Statement, of Blackstocks Development Corp., my report for the period from June 20, 2002 (inception) to June 30, 2002, dated July 1, 2002 relating to the financial statements of Blackstocks Development Corp. which appear in such Form 10-SB.

/s/
-----------------------

Grassano Accounting, P.A.
Boca Raton, Florida

Date July 1, 2002